United States securities and exchange commission logo





                              September 11, 2020

       Greg Duncan
       Chief Executive Officer
       Virios Therapeutics, LLC
       44 Milton Avenue
       Alpharetta, GA 30009

                                                        Re: Virios
Therapeutics, LLC
                                                            Registration
Statement on Form S-1
                                                            Filed August 28,
2020
                                                            File No. 333-248447

       Dear Mr. Duncan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2020 letter.

       Registration Statement on Form S-1 filed August 28, 2020

       Prospectus Summary, page 1

   1. We refer to prior comment 1. Please further revise your disclosures on page 1 to disclose that in the treatment
group, there were two serious adverse events, one of which is a non-
                                                        ST segment elevation
myocardial infarction, which may be treatment-related. Explain to us why it is
appropriate to include a discussion in the Prospectus Summary of discontinuation rates.
Also we note that the graphic above the timeline on page 5 appears to be a remainder
reference to your surveys, and your graphic at the top of page 6 refers to detailed study results
including p-values. Revise to delete the graphics.
   2. Please add a bullet in your summary of risks section or balancing disclosure elsewhere in the Prospectus Summary
to note that the fast track designation may not lead to a faster
 Greg Duncan
FirstName  LastNameGreg
Virios Therapeutics, LLC Duncan
Comapany 11,
September  NameVirios
               2020    Therapeutics, LLC
September
Page 2     11, 2020 Page 2
FirstName LastName
         development or regulatory review process. Additionally, revise the summary of risks section so that they are of the same prominence as the discussion of your strategies.
Building out our Pipeline, page 5

3. We note your response to prior comment 6 and your revised pipeline table. We note, in your response, that you will be relying on completed Phase 1 study data for IMC-1.
         However, you do not disclose elsewhere in the prospectus the results or completion of
         Phase 1 trials for IMC-1. If you have completed Phase 1 trials for IMC-1 please describe them in your Business section. If you are not relying on Phase 1 trials for IMC-1, please clarify the table to make clear that you believe you will be able to rely on the 505(b)(2)
         regulatory pathway for IBS and Functional Somatic Syndrome, and disclose whether you have had discussions with the FDA regarding your ability to rely on the pathway for IMC-
         1 for these two indications.
Risk Factors, page 13

4. We note your revised disclosures on page 47 in response to prior comment 12. Please expand your disclosures, including in the title of the risk factor, either here or elsewhere, to also explain that Mr. Burch will be receiving equity awards in connection with the
         IPO.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 66

5. We note your response to prior comment 14. Please further revise the disclosure to break out the dollar amount of external research and development expenses incurred for each period presented. Alternatively, disaggregate research and development expenses by nature or type of expense for each period presented.
Business, page 72

6.       We acknowledge your revised disclosures in response to prior comment
17. However, we
         note your disclosure still includes many footnote references to various external sources.
         We continue to note that it is not appropriate to refer investors to external sources for additional information. To the extent you intend to retain your discussion of the information from these sources, revise to disclose sufficient information so that an investor may understand their significance without needing to refer to these sources, and if you are referring to results from studies, clearly state whether you are able to rely on such data in seeking FDA approval for your product candidates, and if you are not, explain why such information is relevant. As examples only, you present a graphic of patient prescription usage from 2008 to 2010 without sufficient narrative information explaining how the results were derived, and you have multiple statements on page 79 discussing conclusions without sufficient information regarding those studies. Additionally, as such detailed information is not appropriate for the Prospectus Summary, please revise to
 Greg Duncan
FirstName  LastNameGreg
Virios Therapeutics, LLC Duncan
Comapany 11,
September  NameVirios
               2020    Therapeutics, LLC
September
Page 3     11, 2020 Page 3
FirstName LastName
         remove all references to external sources in such section.
7. Please move the graphic on page 74 discussing secondary endpoints to accompany your narrative discussion of the Phase IMC-1 trial so that the results are shown in the appropriate context and ensure that there is narrative disclosure for all information shown in the table.
Our Company, page 72

8. We note your response to prior comment 4 and your revised disclosure in various places of your prospectus. Please remove your statements on page 75 that you are seeking to take
         IMC-1 to "being Phase 3 ready" after your Phase 2b trial, that you "intend" for your Phase
         2b trial to "confirm the findings" in your Phase 2a study, and that the studies will "help to further validate the potential of IMC-1."
Our Novel Mechanism of Action (   MOA   ), page 79

9. We note your response to prior comment 3 and your revised disclosure in the Prospectus
         Summary. Please remove your references here and elsewhere to any statement that IMC-1 has a "favorable" safety profile given this determination is solely within the authority of the U.S. Food and Drug Administration.
Market and Competition, page 86

10. We acknowledge your response to prior comment 5. However, we continue to believe that consents are required from Lumleian and Triangle Insights Group pursuant to Securities
         Act Rule 436 because your registration statement attributes certain disclosures and conclusions to these entities. For guidance please refer to Question
141.02 of Compliance
         and Disclosure Interpretations for Securities Act Sections. In the alternative, substantially revise your disclosures relating to these surveys so that disclosures and conclusions are not attributed to them.
11. We note your revised disclosures in response to prior comment 21 that there are up to 21 million Americans afflicted with fibromyalgia. As previously requested, please revise your narrative disclosure to explain the basis for this conclusion. We note that the
         National Fibromyalgia & Chronic Pain Association states on its website that approximately 10 million Americans have fibromyalgia.
Board Composition and Election of Directors, page 105

12. We note your response to prior comment 31 and your revised disclosure on page 105.
         However, we still note inconsistencies throughout the prospectus on when the certificate of incorporation will go into effect. For example on page 49 and page 105 you state that the certificate of incorporation will go into effect "effective upon the closing of the offering." Please reconcile your disclosures.
 Greg Duncan
Virios Therapeutics, LLC
September 11, 2020
Page 4
Executive and Director Compensation
Employment Agreements, page 110

13. We note that the employment agreement for Richard Burch contains provisions relating to potential payments upon termination or change in control. Please revise to discuss such provisions, as required by Item 402(q) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameGreg Duncan
                                                           Division of
Corporation Finance
Comapany NameVirios Therapeutics, LLC
                                                           Office of Life
Sciences
September 11, 2020 Page 4
cc:       Darrick M. Mix, Esq.
FirstName LastName